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06005590

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
MAR 01 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10731 Treena Street, Suite 201,
(No. and Street)

San Diego, CA 92131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp (858)357-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson & Co., LLP
(Name – *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500, San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc., as of December 31, 20 05, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Connie Knapp
Signature

Chief Financial Officer
Title

Notary Public

MARTIN W. MC NEES
Comm. # 1460715
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Jan. 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

TABLE OF CONTENTS

PETERSON & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
Serving San Diego Since 1951

INDEPENDENT AUDITORS' REPORT

Board of Directors
Madison Avenue Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Madison Avenue Securities, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the period May 1, 2005 (inception) to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co., LLP

PETERSON & CO., LLP

February 7, 2006
San Diego, California

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

Madison Avenue Securities, Inc.
Consolidated Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 1,018,976
Deposits with clearing organizations	10,000
Receivable from broker-dealer and clearing organization	23,024
Prepaid expenses	58,171
Fixed assets, net	76,147
Goodwill	64,000
Other assets	4,778
Total assets	$ 1,255,096
LIABILITIES & STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 77,044
Commission payable	30,691
Employment liabilities	36,316
Intercompany payable	178,390
Other liabilities	2,588
Total liabilities	325,029
STOCKHOLDER'S EQUITY	
Common stock, $.000001 par value; 10,000,000 shares authorized and 1,000,000 shares outstanding	1
Additional paid in capital	1,574,991
Accumulated deficit	(644,925)
Total stockholder's equity	930,067
Total liabilities and stockholder's equity	$ 1,255,096

The accompanying notes are an integral part of these consolidated financial statements

Madison Avenue Securities, Inc.
Consolidated Statement of Operations
For the period May 1, 2005 (inception) to December 31, 2005

Revenues		
Commissions	$	33,122
Trading related revenue		284
Interest		2,259
Other income		2,137
Total revenue		37,802
Expenses		
Employment expense		357,762
Commission and fee expense		33,112
Trading related expense		309
Operating expense		291,544
Total expenses		682,727
Loss before income taxes		(644,925)
Provision for income taxes		-
Net loss	$	(644,925)

The accompanying notes are an integral part of these consolidated financial statements

Madison Avenue Securities, Inc.
Consolidated Statement of Stockholder's Equity
For the period May 1, 2005 (inception) to December 31, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Issuance of common stock	1,000,000	$ 1	$ 99,999	$ -	$ 100,000
Capital contribution from parent	-	-	1,474,992	-	1,474,992
Net loss	-	-	-	(644,925)	(644,925)
Balance at December 31, 2005	1,000,000	$ 1	$ 1,574,991	$ (644,925)	$ 930,067

The accompanying notes are an integral part of these consolidated financial statements

Madison Avenue Securities, Inc.
Consolidated Statement of Cash Flows
For the period May 1, 2005 (inception) to December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (644,925)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,574
(Increase) decrease in assets:	
Receivable from broker-dealer and clearing organization	(23,024)
Deposits with clearing organizations	(10,000)
Prepaid expenses	(58,171)
Other assets	(4,778)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	77,044
Commission payable	30,691
Employment liabilities	36,316
Intercompany payable	178,390
Other liabilities	2,588
Net cash used in operating activities	(408,295)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(83,721)
Cash paid for acquisition	(64,000)
Net cash used in investing activities	(147,721)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from parent	1,574,992
Net cash provided by financing activities	1,574,992
Net increase in cash and cash equivalents	1,018,976
Cash and cash equivalents at the beginning of the year	-
Cash and cash equivalents at the end of the year	$ 1,018,976
Supplemental cash flows disclosures	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc. ("MAS" or the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). MAS was formed in May 2005 and approved by the NASD to assume the business of Ashland Securities, Inc. ("ASI") in late November 2005. The Company provides investment brokerage services as an introducing broker-dealer. MAS maintains a relationship with Wedbush Morgan Securities, a self clearing broker-dealer, to clear customer security transactions on a fully disclosed basis.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Madison Avenue Advisors, Inc. ("MAA"). MAA's Registered Investment Advisor application is currently under review by the California Department of Corporations ("CDC"), Division of Securities. Pending approval, MAA will provide investment advisory services to MAS registered representatives. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including introductory transactions and advisory services. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third day following the transactions date, which is not materially different than on a trade date basis.

Investment Advisory Income

As of December 31, 2005, MAA's application to begin providing investment advisory services was under review by the CDC and no income from advisory services had been earned.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which is not materially different than on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from two and one-half years to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

Concentration of Credit Risk

The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company maintains some of its cash in bank deposit accounts, which may be uninsured or exceed the federally insured limits. No losses have been experienced related to such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Statement of Cash Flows

For the purposes of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. Under SFAS No. 142 business combinations occurring on or after July 1, 2001, the associated goodwill is not amortized. Goodwill and intangible assets with indefinite useful lives are no longer amortized but instead are assessed for impairment at least annually. Other intangible assets are recorded at historical cost less amortization on the straight line method based on estimated useful lives. Periods of amortization are evaluated continually to determine whether later events and circumstances warrant revised estimated useful lives.

Business Combinations

The Company accounts for business combinations under SFAS No. 141, *Business Combinations*, which requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 that provides for the maintenance of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to the Commodity Exchange Act is not applicable.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations and investment sponsor firms and payable to brokers licensed with the Company at December 31, 2005 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer firm. As of December 31, 2005, $23,024 was due to the Company, and no amount was payable to a broker-dealer or clearing organization.

NOTE 5 – PROPERTY & EQUIPMENT

Property and equipment consists of the following at December 31, 2005:

Furniture and fixtures	$	18,902
Computer equipment		42,074
Software		3,712
Leasehold improvements		19,033
		83,721
Less: accumulated depreciation and amortization		(7,574)
Total property and equipment	$	76,147

Depreciation expense was $7,574 during the period ended December 31, 2005.

NOTE 6 – FINANCIAL INSTRUMENTS

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

NOTE 7 – NET CAPITAL REQUIREMENTS

MAS is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2005, MAS had net capital of $595,642 which was $545,642 in excess of its current minimum net capital requirement of $50,000, and the ratio of aggregate indebtedness to net capital was 0.54 to 1.

MAA is not subject to a capital requirement until the pending the CDC application is approved. Once approved, MAA will be subject to section 260.237.2 of the California Code of Regulations which requires registered investment advisors with discretionary authority (no custody) over client cash and/or securities to maintain a minimum capital of $10,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

On October 31, 2005 the Company entered into an expense sharing agreement with its Parent. The agreement provides that Parent will provide information and technology, human resources and accounting services to MAS. Parent will invoice MAS monthly for the cost of these services. The Company is not obligated to repay Parent; however, at the sole discretion of the Company, it may repay Parent provided that such repayment would not result in MAS falling below 120% of its minimum net capital requirement. All expenses paid by Parent pursuant to this agreement are recorded as expenses by the Company when incurred and a corresponding liability is accrued through the intercompany payable account.

Prior to December 1, 2005, the Parent contributed capital of $1,574,992 in connection with its initial capitalization of the Company and funding of expenses. Subsequent to December 1, 2005 operating expenses totaling $178,390 were paid by the Parent, and as of December 31, 2005, $178,390 was included as an intercompany payable.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Employees of the Company are covered under Asset Marketing Systems Insurance Services, LLC 401(k) Plan (the "Plan"). The Plan was adopted by Parent on January 1, 2005. The Plan allows employees who satisfy the age and service requirements of the Plan to defer their up to 50% of their pre-tax income not exceeding the allowable federal limit. The Company may make a matching contribution equal to a discretionary percentage of employee salary deferrals based on a percentage determined each year, but not exceeding 6%. The Company's contributions amounted to $1,189 for the year ended December 31, 2005.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitment

The Company leases certain facilities and equipment under operating leases that expire in 2008. Future annual minimum rental commitments under operating leases as of December 31, 2005 are as follows:

	2006	2007	2008
Facilities lease	$ 51,336	$ 51,336	$ 12,834
Other leases	3,050	3,050	3,050
Total lease commitments	$ 54,386	$ 54,386	$ 15,884

Rent expense for the period ended December 31, 2005 was $8,556 and is included in operating expenses.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Litigation

The Company is not involved in any legal action nor have they experienced any insurance claims to date.

NOTE 11 – ACQUISITION OF ASHLAND SECURITIES, INC. ("ASI")

In November 2005, the Company acquired Ashland Securities Inc., a broker-dealer registered with the NASD. Following approval by the NASD in November 2005, the Company assumed the business of ASI. The total consideration paid was $64,000. The entire consideration paid was allocated to goodwill as there were no tangible assets acquired or liabilities assumed.

NOTE 12 – CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's wholly owned subsidiary, MAA at December 31, 2005:

Total assets	$	11,500
Stockholder's equity	$	10,585

The accounts of MAA are not included in the Company's net capital computation.

NOTE 13 – INCOME TAXES

The components of the provision for income taxes for the years ended December 31, 2005 is as follows:

Current		
Federal	$	-
State		-
		-
Deferred		
Federal		-
State		-
		-
Provision for income taxes	$	-

NOTE 13 – INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. At December 31, 2005, the Company has available net operating loss carry forwards of $176,800 for federal income tax purposes and $176,800 for state income tax purposes. The net operating losses will begin expiring in 2025 and 2015 for federal and state income tax purposes, respectively. The ultimate realization of the net operating losses may be limited if an ownership change occurs under Internal Revenue Code section 382. The Company has fully reserved the tax benefit of the temporary differences as the likelihood of realization of the benefit can not be established. Significant components of the Company's net deferred tax liabilities consist of the following at December 31, 2005:

Deferred tax assets	
Start-up costs	$ 198,331
Accrued expenses	15,982
Net operating losses	75,777
	290,090
Deferred tax liabilities	
Prepaid expenses	12,729
Depreciation and amortization	2,343
	15,072
Net deferred tax asset before valuation allowance	275,018
Less valuation allowance	(275,018)
Net deferred tax asset	$ -

NOTE 14 – SUBSEQUENT EVENT

In February 2006, the Company entered into a clearing agreement with Bear Stearns Clearing Corporation. In connection with this agreement the Company was required to increase its clearing organization deposit to $100,000.

SUPPLEMENTAL INFORMATION

PETERSON & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
Serving San Diego Since 1951

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Madison Avenue Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Madison Avenue Securities, Inc., for the period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Peterson & Co., LLP

PETERSON & CO., LLP

February 7, 2006
San Diego, California

SCHEDULE I

MADISON AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 930,981
Add:	
Other (deductions) or allowable credits	(90,000)
Total capital and allowable subordinated liabilities	840,981
Deductions and/or charges:	
Non-allowable assets	225,294
Net capital before haircuts on securities positions	615,687
Haircuts on securities positions	
Money market accounts	20,045
Net capital at December 31, 2005	$ 595,642
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	324,614
Aggregate indebtedness at December 31, 2005	$ 324,614
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital at December 31, 2005	$ 595,642
Minimum net capital required	50,000
Excess capital	$ 545,642
Ratio: Aggregate indebtedness to net capital	0.54 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5(a) AS OF DECEMBER 31, 2005)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 595,642
Nonallowable assets erroneously reported as allowable:	-
Other (deductions) or allowable credits	-
Net capital per above	$ 595,642